Itaú Unibanco Banco Múltiplo S.A.

CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE. 35300010230

MEETING OF THE BOARD OF DIRECTORS
OF FEBRUARY 19, 2009

On February 19, 2009, at 2:30 p.m., the Board of Directors of ITAÚ UNIBANCO BANCO MÚLTIPLO S.A. met at its head office and under the chairmanship of Dr. Pedro Moreira Salles, for the purpose of being notified of the activities of Capital and Risks Management, Accounting Policies, Disclosure and Trading and Audit Committees, as well as examining the financial statements for the financial year ending December 31, 2008.

Opening the meeting’s agenda, the Vice Chairman, Roberto Egydio Setubal and the Directors Henri Penchas, Alfredo Egydio Setubal and Gustavo Jorge Laboissiere Loyola reported to their co-directors on the work done and the principal events marking their activities during the period with respect to the Capital and Risks Management, Accounting Policies, Disclosure and Trading and Audit committees, respectively.

Following, the Vice Chairman, Roberto Egydio Setubal, spoke at length with respect to the draft of the Management Report and Accounts for the financial year ending December 31, 2008, the object of: (i) a recommendation for approval, as mentioned in the Summary of the Report of the Audit Committee; (ii) un unqualified opinion from the Independent Auditors.

Subsequently, the Chairman then proceeded to submit these documents for analysis, discussion and voting by the members of the Board of Directors and of the Fiscal Council, the latter attending pursuant to paragraph 3 of article 163 of Law 6,404/76.

First, the members of the Fiscal Council issued their opinion as given below, which will be transcribed in the minutes register:

“The effective members of the Fiscal Council of ITAÚ UNIBANCO BANCO MÚLTIPLO S.A., having perused the management report and the financial statements for December 31, 2008, have verified the accuracy of all the items examined and, in view of the unqualified opinion of PricewaterhouseCoopers Auditores Independentes, understand that these documents adequately reflect the company’s capital structure, financial position and the activities conducted during the period. São Paulo-SP, February 19, 2009. (signed) Iran Siqueira Lima, Alberto Sozin Furuguem and Marcos de Andrade Reis Villela – Councilors.”

ITAÚ UNIBANCO BANCO MÚLTIPLO S.A.	Page 2
Meeting of the Board of Directors of February 19, 2009

After analysis of the pertinent documentation, the Directors concluded as to the accuracy of all the documents examined, unanimously approving them and authorizing their disclosure through release to the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários), the Brazilian Stock Exchange (BOVESPA – Bolsa de Valores de São Paulo), the SEC (the United States Securities and Exchange Commission), the NYSE – (New York Stock Exchange) and the Argentine Stock Exchange (BCBA – Bolsa de Comercio de Buenos Aires).

There being no further matters on the agenda and no members wishing to raise any further matters, the Chairman determined that the minutes be duly transcribed and these, having been read and approved, were signed by all present, the meeting being declared closed. São Paulo-SP, February 19, 2009. (signed) Pedro Moreira Salles - Chairman; Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal - Vice-Chairmen; Alcides Lopes Tápias, Alfredo Egydio Setubal, Candido Botelho Bracher, Fernando Roberto Moreira Salles, Francisco Eduardo de Almeida Pinto, Guillermo Alejandro Cortina, Gustavo Jorge Laboissiere Loyola, Henri Penchas, Israel Vainboim, Pedro Luiz Bodin de Moraes and Ricardo Villela Marino – Directors.

ALFREDO EGYDIO SETUBAL Investor Relations Officer